Exhibit 99.1

SIGMA LITHIUM CORPORATION

Voting Results of the Annual and Special Meeting of Shareholders of Sigma Lithium Corporation held virtually on July 9, 2024 at 11.00 a.m. (Toronto Time)

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) Sigma Lithium Corporation (the “Company”) hereby advises that a total of 86,711,989 of the Company’s issued and outstanding common shares (“Common Shares”), representing 78.41% of the outstanding Common Shares, were voted at the Meeting in person and by proxy. The results of the voting obtained at the Meeting are as set out below.

1.	Fix the Number of Directors at Five (5)

The number of directors of the Company was fixed at five, as approved by the shareholders as follows:

Votes For		Votes Against
Shares	Percent	Shares	Percent
86,462,678	99.71%	249,308	0.29%

2.	Election of Directors

Ana Cristina Cabral, Marcelo Paiva, Bechara S. Azar, Eugênio de Zagottis, and Alexandre Rodrigues Cabral (the “Nominees") were nominated as directors for the ensuing year or until their successors are elected or appointed. Each of the Nominees were elected as directors of the Company to hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed:

Name of Nominee	Votes For		Votes Against
	Shares	Percent	Shares	Percent
Ana Cristina Cabral	77,822,790	97.99%	1,592,278	2.01%
Marcelo Paiva	67,747,871	85.31%	11,667,198	14.69%
Bechara S. Azar	77,881,681	98.07%	1,533,387	1.93%
Eugênio de Zagottis	79,206,235	99.74%	208,834	0.26%
Alexandre Rodrigues Cabral	79,137,375	99.65%	277,694	0.35%

3.	Appointment of Auditors

Grant Thornton Auditores Independentes Ltda. were appointed as auditors of the Company for the ensuing year, approved by the shareholders as follows:

Votes For		Votes Withheld
Shares	Percent	Shares	Percent
86,568,850	99.83%	143,138	0.17%

4.	By-Law Amendment

The proposed amendment to the Company’s current by-laws, altering (i) the signing authority and the execution of documents by signing officers on behalf of the Company, and (ii) designating the Chief Executive Officer of the Company as the President of the Company, was approved by resolution of the shareholders as follows:

Votes For		Votes Against
Shares	Percent	Shares	Percent
79,391,401	99.97%	23,668	0.03%

5.	Continuance Under the Laws of Ontario

The special resolution approving the Company’s continuation from a corporation organized under the Canada Business Corporations Act to a corporation organized under the Business Corporations Act (Ontario), was approved by the shareholders as follows:

Votes For		Votes Against
Shares	Percent	Shares	Percent
73,029,871	91.96%	6,385,197	8.04%

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Trusting the whole is to your satisfaction, we remain, yours faithfully,

SIGMA LITHIUM CORPORATION

“Ana Cristina Cabral”
Ana Cristina Cabral
Chief Executive Officer

“Caio Araujo”
Caio Araujo
Chief Financial Officer

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